Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and elsewhere in this report.

Overview

Our Company is an exempted company incorporated in the Cayman Islands. Our Company has no material operations of its own and conducts its business operations through three operating entities: SMART DIGITAL META PTE. LTD., AOSI PRODUCTION CO., LTD., and Xiamen Liubenmu Culture Media Co., Ltd. The afore-mentioned operating entities conduct their business activities in Singapore, Macau, and Mainland China, respectively. The operating entities provide a range of services including: (1) event planning and execution services, which consist of drafting event planning proposals, customizing event marketing strategies, engaging event sponsors and other related services; (2) internet media services, which include developing marketing strategies, designing marketing content, distributing such marketing content on select internet platforms and other related services; and (3) business planning and consulting services, which include business development planning, business data analysis and other related services.

Our total revenue increased from approximately $8.2 million for the six months ended March 31, 2024 to approximately $14.5 million for the six months ended March 31, 2025. We recognized a net income of approximately $0.2 million for the six months ended March 31, 2024 and a net income of approximately $0.4 million for the six months ended March 31, 2025.

Key Factors Affecting Our Results of Operations

In addition to the general factors affecting the global economy and our industry, our results of operations and financial condition is affected by numerous factors, including those set out below:

Competition from Established Competitors and New Market Entrants

The operating entities’ services face competition from established competitors, often with substantially more experience or customer resource advantage, providing high-quality services that are competitive with the operating entities’ services. Also, many of these competitors have technical advantage and supplier resource advantage, which enables these competitors to provide services at a relatively lower price. The entrance of or an additional allocation of resources by one of these competitors into the services that directly compete with the operating entities’ services could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses, or the loss of market share or expected market share.

Limited Operating History and Resources

Our limited operating history and resources prevented us from introducing a larger range of services to the customers. Our limited resources could limit our ability to maintain our operating profits, increase sales, and improve our operating results.

Extensive Government Regulations Affecting Customers, Suppliers and Other Business Partners

The operating entities’ customers, suppliers and other business partners may be subject to extensive government regulations and may be required to obtain and maintain a number of statutory and regulatory licenses, permits, certificates and approvals, which will in turn, affect the operating entities’ business and operations.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events for the six months ended March 31, 2025 and 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Results of Operations for the Six Months Ended March 31, 2025 and 2024

The following table summarizes our results of operations for the six months ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or decrease during such years:

	For the six months ended March 31,
	2025	2024	Amount	%
Revenue	$14,482,548	$8,218,541	$6,264,007	76.2%
Cost of revenue	(13,445,189)	(6,868,389)	(6,576,800)	95.8%
Gross profit	1,037,359	1,350,152	(312,793)	(23.2)%
Operating expenses:
Selling expenses	(322,885)	(75,499)	(247,386)	327.7%
General and administrative expenses	(147,032)	(1,040,069)	893,037)	(85.9)%
Total operating expenses	(469,917)	(1,115,568)	645,651	(57.9)%
Income from operations	567,442	234,584	332,858	141.9%
Other expenses	1,624	(6,510)	8,134	(124.9)%
Interest income	110	362	(252)	(69.6)%
Interest expense	(4,105)	(8,870)	4,765	(53.7)%
Exchange gain	(3,848)	190	(4,038)	(2125.3)%
Total other expense, net	(6,219)	(14,828)	8,609	(58.1)%
Income before income tax	561,223	219,756	341,467	155.4%
Income tax expense	(117,230)	(46,341)	(70,889)	153.0%
Net income	$443,993	$173,415	$270,578	156.0%

Revenue

The following table sets forth the breakdown of our revenue by service type for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
	2025	%	2024	%	Amount	%
Internet media services	$13,532,715	93.4%	$6,271,133	76.3%	$7,261,582	115.8%
Business planning and consulting services	—	—%	450,216	5.5%	(450,216)	(100.0)%
Event planning and execution services	949,833	6.6%	1,497,192	18.2%	(547,359)	(36.6)%
Total	$14,482,548	100.0%	$8,218,541	100.0%	$6,264,007	76.2%

Our revenue is generated from internet media services, business planning and consulting services, and event planning and execution services. For the six months ended March 31, 2025, our revenue increased by approximately $6.3 million, or 76.2%, compared to the six months ended March 31, 2024, primarily because the increased customer demands for the internet media services.

Revenue from internet media services increased by approximately $7.3 million, to approximately $13.5 million for the six months ended March 31, 2025 from approximately $6.3 million for the six months ended March 31, 2024. The increase was primarily because (i) certain internet media platforms in Mainland China are implementing substantial subsidies and support programs, which have stimulated market demand for internet media services, and (ii) artificial intelligence tools have significantly enhanced the operational efficiency of these services.

Revenue from business planning and consulting services decreased by approximately $0.5 million, or 100%, to nil for the six months ended March 31, 2025 from $0.5 million for the six months ended March 31, 2024. The decrease was mainly attributable to the strategic shift of our business focus to internet media services for the six months ended March 31, 2025.

Revenue from event planning and execution services decreased by approximately $0.5 million, or 36.6%, to approximately $0.9 million for the six months ended March 31, 2025 from approximately $1.5 million for the six months ended March 31, 2024. The decrease was primarily due to the completion of event planning and execution projects for the fiscal year ended September 30, 2024 and the addition of few new projects in the six months ended March 31, 2025.

The following table sets forth the breakdown of our revenues by geographic location for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
Country/Region	2025	%	2024	%	Amount	%
Mainland China	$12,920,149	89.2%	$1,497,191	18.2%	$11,422,958	763.0%
Macau	1,562,399	10.8%	6,721,350	81.8%	(5,158,951)	(76.8)%
Total	$14,482,548	100.0%	$8,218,541	100.0%	$6,264,007	76.2%

Compared with the six months ended March 31, 2024, our revenue increased by approximately $11.4 million in sales in Mainland China and decreased by approximately $5.1 million in Macau. The increase was primarily because certain internet media platforms in Mainland China are implementing substantial subsidies and support programs, which have stimulated market demand for internet media services in Mainland China, and as a result, we strategically prioritized resource allocation to Mainland China to capitalize on market opportunities, which led to reduced revenue generation in the Macau during this period.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
	2025	%	2024	%	Amount	%
Internet media services	$12,741,130	94.8%	$5,470,252	79.6%	$7,270,878	132.9%
Business planning and consulting services	—	—%	21,363	0.3%	(21,363)	(100)%
Event planning and execution services	704,059	5.2%	1,376,774	20.1%	(672,715)	(48.9)%
Total	$13,445,189	100.0%	$6,868,389	100.0%	$6,576,800	95.8%

Cost of revenue of internet media services increased by approximately $7.3 million, to approximately $12.7 million for the six months ended March 31, 2025 from approximately $5.5 million for the six months ended March 31, 2024. The increase was primarily due to new customers obtained in the six months ended March 31, 2025. The introduction of the new customers and the resultant increase in revenue has also led to the increased related costs.

Cost of revenue of business planning and consulting services decreased by approximately $0.02 million, or 100%, to nil for the six months ended March 31, 2025 from approximately $0.02 million for the six months ended March 31, 2024. The decrease was primarily due to the decrease in sales volume as discussed above.

Cost of revenue of event planning and execution services decreased by approximately $0.7 million, or 48.9%, to approximately $0.7 million for the six months ended March 31, 2025 from approximately $1.4 million for the six months ended March 31, 2024. The decrease was primarily due to the decrease in the new event planning and execution projects for the six months ended March 31, 2025.

Gross profit

The following table sets forth the breakdown of the gross profit for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31,
	2025	%	2024	%	Amount	%
Internet media services	$791,585	76.3%	$800,881	59.3%	$(9,296)	(1.2)%
Business planning and consulting services	—	—%	428,853	31.8%	(428,853)	(100)%
Event planning and execution services	245,774	23.7%	120,418	8.9%	125,356	104.1%
Total	$1,037,359	100.0%	$1,350,152	100.0%	$(312,793)	(23.2)%

The overall gross profit decreased by approximately $0.3 million, or 23.2%, to approximately $1.0 million for the six months ended March 31, 2025 from approximately $1.4 million for the six months ended March 31, 2024. Gross profit from internet media services decreased by $9,296, or 1.2%, to approximately $0.79 million for the six months ended March 31, 2025 from $0.8 million for the six months ended March 31, 2024, because (i) the bidding model of internet media platforms has led to an increase in the unit price of some advertising placements, and (ii) the recharge discounts offered by the media platforms to our suppliers have decreased. Gross profit from business planning and consulting services decreased by approximately $0.4 million, or 100%, to nil for the six months ended March 31, 2025 from 0.4 million for the six months ended March 31, 2024. Gross profit from event planning and execution services increased by $0.1 million, or 104.1%, to approximately $0.2 million for the six months ended March 31, 2025 from approximately $0.1 million for the six months ended March 31, 2024 because of decreased costs attributable to the implementation of artificial intelligence technology.

The overall gross margin decreased by 9.27% to 7.16% for the six months ended March 31, 2025 from 16.43% for the six months ended March 31, 2024. The decrease in overall gross margin was mainly attributable to the change in gross margin of Internet media services from 12.8% in the six months ended March 31, 2024 to 5.9% in the six months ended March 31, 2025.

Selling expenses

Selling expenses increased by $247,386, or 327.7%, to $322,885 for the six months ended March 31, 2025 from $75,499 for the six months ended March 31, 2024. The increase was primarily attributable to an increase in sales and marketing expenses incurred by an outside consultant, which provides promotion services for the company.

General and administrative expenses

General and administrative expenses, which consist primarily of salaries, and those not specifically dedicated to selling activities, such as depreciation of property and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses, decreased by approximately $0.9 million, or 85.9%, to approximately $0.1 million for the six months ended March 31, 2025 from approximately $1.0 million for the six months ended March 31, 2024. The decrease was primarily attributable to (i) a decrease in allowance for doubtful accounts of approximately $0.5 million; and (ii) a decrease in IPO expenses of approximately $0.5 million, such as audit fee and legal and professional services fees.

Other expenses

Other expenses decreased by $4,576, or 70.3%, to $1,934 for the six months ended March 31, 2025 from $6,510 for the six months ended March 31, 2024. The decrease was primarily attributable to a decrease in bank service fees.

Income from operations

As a result of the foregoing, we recorded income from operations of approximately $0.6 million for the six months ended March 31, 2025, representing an increase of approximately $0.3 million from approximately $0.3 million for the six months ended March 31, 2024.

Interest income

Interest income decreased by $252, or 69.6%, to $110 for the six months ended March 31, 2025 from $362 for the six months ended March 31, 2024. The decrease was primarily attributable to a decrease in cash balance.

Interest expense

Interest expense decreased by $4,765, or 53.7%, to $4,105 for the six months ended March 31, 2025 from $8,870 for the six months ended March 31, 2024, as operating lease amortization expense is higher in the earlier period and lower in the later period.

Provisions for Income Tax

Our income tax expense was $117,230 for the six months ended March 31, 2025, an increase of $70,889, or 153%, from $46,341 for the six months ended March 31, 2024, due to our increased taxable income.

Net income

As a result of the factors described above, our net income was approximately $0.4 million for the six months ended March 31, 2025, representing an increase of approximately $0.3 million from approximately $0.2 million for the six months ended March 31, 2024.

Liquidity and Capital Resources

Our Company has historically been financed through related party loans.

Our management believes that our cash, cash flows provided by operating activities, access to loans, effective collection of accounts receivable and proceeds from the issuance of shares will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in the amounts or on the terms acceptable to us, if at all. Any failure by us to raise additional funds on the terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

As a holding company, we may require dividends, distributions or other payments from our PRC subsidiaries to satisfy our liquidity requirements.

Indebtedness

As of March 31, 2025, we only had related party loans, and did not have any other debts, finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Capital Resources

The material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital

The total working capital as of March 31, 2025 amounted to approximately $6.3 million, compared to approximately $5.9 million as of September 30, 2024.

Capital Needs

Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business.

Cash flows

The following table sets forth a summary of our cash flows for the six months ended March 31, 2025 and 2024, respectively.

	For the six months ended March 31,
	2025	2024
Net cash used in operating activities	$(287,727)	$(624,693)
Net cash provided by financing activities	234,997	643,263
Effect of exchange rate changes on cash held in foreign currencies	4,784	17,130
Net (decrease) increase in cash	(47,946)	35,700
Cash at beginning of the period	57,817	144,623
Cash at end of the period	$9,871	$180,323

Operating activities

Net cash used in operating activities was $287,727 for the six months ended March 31, 2025, which mainly consisted of (i) a decrease of approximately $3.3 million in accounts payables because we actively dealt with the accounts payable to the suppliers, and (ii) a decrease of approximately $0.3 million in prepayments, partially offset by (1) an increase of approximately $2.9 million in accounts receivable as a result of the accelerated collection of accounts receivable, and (2) an increase of approximately $0.4 in contract liabilities because the advance from the customers increased. The net cash used in operating activities decreased by approximately $0.28 million in the six months ended March 31, 2025 compared to $624,693 for the six months ended March 31, 2024 mainly because the net income increased $0.27 million in the six months ended March 31, 2025.

Net cash used in operating activities was $624,693 for the six months ended March 31, 2024, which mainly consisted of a decrease of approximately $6.1 million in accounts receivable as a result of a significant increase in credit sales, partially offset by (1) an increase of approximately $4.9 million in accounts payable as payments were delayed in the six months ended March 31, 2024, and (2) an increase of approximately $0.4 million in allowance for doubtful accounts because partial customer aging has become longer. The net cash used in operating activities increased by approximately $1.52 million compared to the six months ended March 31, 2023 mainly because credit sales increased significantly, but the collection was slow.

Investing activities

No cash was used in or provided by investing activities for the six months ended March 31, 2025 and March 31, 2024.

Financing activities

Net cash provided by financing activities was $234,997 for the six months ended March 31, 2025, which mainly consisted of (i) Deferred financing cost of $54,991. (ii) proceeds of $296,376 from loans from related parties. (iii) payment made on loans of $6,388 to related parties.

Net cash provided by financing activities was $643,263 for the six months ended March 31, 2024, which mainly consisted of (i) collection of $1,188,294 loans from related parties and (ii) payment made on loans of $545,031 to related parties.

Contractual Obligations and Commitments

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table presents the Company’s material contractual obligations as of:

	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
Lease commitments	$19,627	$19,627	$—	$—	—
Lease liabilities	178,970	71,588	71,588	35,794	—
Total	$198,597	$91,215	$71,588	$35,794	—

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us. We have no off-balance sheet arrangements, including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Inflation

We do not believe that our operating results have been materially affected by inflation during the six months ended March 31, 2025 and 2024. There can be no assurance, however, that our operating results will not be affected by inflation in the future.

Critical Accounting Policies and Estimates

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on October 1, 2020. Accordingly, the consolidated financial statements for the six months ended March 31, 2025 and 2024 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through-40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which the Company expects in exchange for the services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the services before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the six months ended March 31, 2025 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

The Company’s revenue is primarily derived from the following sources:

Revenue from internet media services

The Company generates revenue from internet media services by providing content promotion services for cooperative brands and project parties, including marketing strategy customization, delivery channel selection, content delivery and other services. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is providing content promotion to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Revenue is recognized over the service period. During the service period, the customers sign the acceptance confirmation and revenue is recognized in stages corresponding to the work performed and payments received. There are no returns, refund and other similar obligations during each reporting period.

Revenue from business planning and consulting services

The Company generates revenue from business planning and consulting services by providing consulting services related to industry development for cooperative enterprises. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation, which is providing consulting services to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Revenue is recognized over the service period. During the service period, the customers sign the acceptance confirmation and revenue is recognized in stages corresponding to the work performed and payments received. There are no returns, refund and other similar obligations during each reporting period.

Revenue from event planning and execution services

The Company generates revenue from event planning and execution services by providing planning services and overall implementation services required for offline activities for relevant cooperative enterprises. The Company enters into contracts with customers as a principal. The terms of pricing stipulated in the contracts are fixed. One performance obligation is identified in the contracts with customers. The Company recognizes revenue at a point in time when the services are completed and the customers sign the acceptance confirmation. There are no returns, refund and other similar obligations during each reporting period.

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to collection, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience, credit-worthiness of the debtors and the age of the receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

Foreign currency translation and transaction

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in Singapore, Macau and PRC generally uses their respective currencies as the functional currencies.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income as other comprehensive income or loss.

For the Company’s main operating subsidiary in Macau, except for the shareholders’ equity, the balance sheet accounts on March 31, 2025 and September 30, 2024 were translated at MOP8.0118 and MOP8.0081 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the six months ended March 31, 2025 and 2024 were MOP8.0102 and MOP8.0512 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.